Announcement of a Material Fact

                         Acquisition of Banco Fiat S.A.

1. Banco Itau S.A. (Itau), Fiat Auto S.p.A. and Fiat Automoveis S.A. (Fiat) announce that they have today signed an agreement for the acquisition of 99.99% of Banco FIAT S.A.'s total capital by Itau.

2. Following its acquisition by Itau, Banco Fiat S.A.'s Brazilian operations will focus on vehicle financing and leasing operations, financial services and the management of the consortium under the FIAT brand name. Traditional operations involving inventory financing (Floor Plan) and investments in the dealer network and the car manufacturer's suppliers will remain under the control and management of Fiat through Banco Fidis de Investimento S.A. Corporate reorganization necessary to the structure above is being submitted to the approval by the Central Bank of Brazil.


3. The acquisition price will correspond to the payment of approximately R$ 897 million, thus implying goodwill of R$ 462 million (1.06 times Stockholders' Equity).

4. Among finance companies and banks associated to car manufacturers, Banco Fiat S.A. is the market leader in Brazil, accounting for the financing of approximately 40% of the total sales volume of new vehicles with the Fiat brand.

5. Under Itau's control, Banco Fiat S.A., through the signed agreement, will hold in Brazil, for 10 (ten) years:

     o Exclusivity in new vehicle financing and leasing related to all promotions organized by the manufacturer Fiat with respect to its sales to the consumer market;
     o Sales of quotas in the consortium with the Fiat brand to end consumers;
     o Supply of financial services to Banco Fiat S.A's actual and future customers;
     o Fiat's recommendation of Banco Fiat S.A. to its dealer network for the purposes of channeling vehicle finance business through the Bank's intermediary;
     o Use of the Fiat brand name in operations linked to the above-mentioned activities.


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ANNOUNCEMENT OF A MATERIAL FACT - ACQUISITION OF BANCO FIAT S.A.          Page 2

6. The transaction also provides for Fiat to indicate a member to Banco Fiat's Board of Directors, during the term of the exclusivity agreement, as a means of maximizing the commercial linkage existing through the close partnership between Itau and Fiat. In this way, the parties involved will be able to coordinate their actions, maintaining the focus on their specific areas of activity.

7.   For Itau, this acquisition means:

     o    The enhancement of its position in the car finance market;
     o    Development of new relationships with the Fiat brand customers;
     o The possibility of selling products and services to the Fiat brand customers;
     o Enhanced relationship with a large network of Fiat dealers and retailers;
     o A major boost to consortium activity, begun in September 2002 through Itauconsorcio;
     o Provision of recognized expertise in technology and quality of additional services to the dealers and to the Fiat brand customers.

It is expected that this operation will already be able to make a positive contribution to Itau's consolidated results in 2003. The impact of this acquisition on the Basel capital adequacy ratio will correspond to a reduction of about 0.7 percentage points, thus placing the ratio in an extremely satisfactory level estimated in 17.7%.

8. The following chart indicates the principal data for Itau following the acquisition of Banco Fiat S.A.:

    -------------------------------------------------------------------------------------------------------------
           Consolidated Data (1)          Banco Itau S.A. +     Banco Fiat S.A.        Total        Evolution
           (Values in R$ Million)                BBA
    -------------------------------------------------------------------------------------------------------------
    Total Assets                                  R$ 119,805              R$ 3,231     R$ 123,036           2.7%
    -------------------------------------------------------------------------------------------------------------
    Car Financing and Vehicle Leasing             R$   2,891 (2)          R$ 2,356     R$   5,247          81.5%
    -------------------------------------------------------------------------------------------------------------
    Car Consortium
    o        Contributions receivable                      -                R$ 952         R$ 952
    o        Number of active                              -                92,918         92,918
             consortium customers                          -                 11.7%          11.7%
    o        Estimated market share
    -------------------------------------------------------------------------------------------------------------
    Basel capital adequacy ratio                       18.4%                 16.1% (3)       17.7%     -0.7 p. p.
    -------------------------------------------------------------------------------------------------------------
    Number of Employees                               43,976                   431         44,407           1.0%
    -------------------------------------------------------------------------------------------------------------

1.   Preliminary data for September 30, 2002, unaudited, for BBA and Banco Fiat
     S.A.

2. Includes R$ 281 million in the outstanding balance of operations effected by the branch network.

3. After eventual dividends distribution to the current shareholders of Banco Fiat S.A.



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ANNOUNCEMENT OF A MATERIAL FACT - ACQUISITION OF BANCO FIAT S.A.          Page 3

9. Founded in 1976 in Brazil, Fiat is the market leader for the second consecutive year with a broad-based product range and a dynamic network of more than 300 dealers. Fiat will continue investing in its Brazilian operation, in the development of know-how and new products for the domestic and export markets in order to consolidate and increase its market share.
10. The finalization of this operation is conditional on approval by the Central Bank of Brazil.
11. With this operation, Itau underscores its strategy of focusing only on operations in its specialty areas of business and on acquisitions which create additional value to the shareholders.

                         Investor Relations Directorate
                                 Banco Itau S.A.
                           Sao Paulo, December 3, 2002